

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
Kevin M. Sheehan
President and Chief Executive Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, FL 33126

      Re: Norwegian Cruise Line Holdings Ltd.
              Registration Statement on Form S-1
              Filed July 30, 2013
              File No. 333-190258

Dear Mr. Sheehan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise as to why you believe the selling shareholders are not underwriters pursuant to Section 2(a)(11) of the Securities Act. In this regard, we note that each of your selling shareholders is an affiliate and holds a substantial amount of your ordinary shares. Refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

Principal and Selling Shareholders, page 112

2. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose here or in your Underwriting section that such sellers are statutory underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters. For the selling shareholders that you do not identify as

Kevin M. Sheehan
Norwegian Cruise Line Holdings Ltd.
August 6, 2013
Page 2

statutory underwriters, please disclose here or in your Underwriting section that such selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Signatures, page S-1

3. Please have your authorized representative in the United States sign your registration statement in your next amendment. Refer to Instruction 1 on Signatures to Form S-1.

Exhibit 5.1

4. Please have counsel revise its opinion to indicate that the ordinary shares offered by the selling shareholders are validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm.

5. Please have counsel revise Exhibit 5.1 to include its consent to being named in the registration statement. In this regard, we note that, on page 11 of your Exhibit Index, counsel's consent is included in Exhibit 5.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Kevin M. Sheehan
Norwegian Cruise Line Holdings Ltd.
August 6, 2013
Page 3

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        William B. Kuesel
        O'Melveny & Myers LLP